

FOR IMMEDIATE RELEASE
Date: July 18, 2007
Contact: Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

COMMUNITY RETURNS TO POSITIVE EARNINGS TREND

Harrisburg, PA- Community Banks, Inc. ("Community") (Listed on NASDAQ: CMTY) today reported second quarter net income of $10.9 million, including per share earnings of $0.44, which was equal to the performance recorded in the same period one year earlier. Net income and earnings per share for the first six months of 2007, however, were hampered by the March 31, 2007, recognition of securities losses that were attributed to Community's portfolio restructuring initiative in the first quarter. The first quarter investment losses reduced year-to-date net income and earnings per share by $2.9 million and $0.12, respectively.   Primarily as a result of the restructuring charge, year-to-date earnings per share performance for the first half of 2007 declined to $0.72 versus $0.88 for the first six months of 2006. The losses stemming from that initiative facilitated the reinvestment of investment sale proceeds into higher-yielding securities and contributed to the turnaround in second quarter earnings.

On May 1, 2007, Community announced the signing of a definitive merger agreement with Susquehanna Bancshares, Inc., ("Susquehanna") pursuant to which Community will be merged with Susquehanna in a stock and cash transaction that was valued at approximately $860 million. Under the terms of the merger agreement, shareholders of Community will be entitled to elect to receive for each share of Community common stock they own, either $34.00 in cash or 1.48 shares of Susquehanna common stock. Community shareholders may elect to receive cash for some shares and stock for others, but all shareholder elections will be subject to allocation procedures that will result in the exchange of 90 percent of Community's common shares outstanding for shares of Susquehanna common stock and the remaining 10 percent of Community common shares outstanding for cash.   The transaction will consolidate the companies' presence in southeastern Pennsylvania and the Mid-Atlantic region, particularly in the attractive York and Lancaster markets. The combined company will have over $12 billion in assets and approximately $2 billion in market capitalization, making it the 45th largest bank holding company in the United States.

"We remain steadfast in our efforts to favorably position the Community franchise even as we continue to prepare for our upcoming affiliation with Susquehanna," commented Eddie L. Dunklebarger, President and Chief Executive Officer. "Our return to more customary earnings trends in the second quarter is a tangible barometer of the efforts of our employees leading up to our expected merger later this year. We are also seeing some signs of a return to a more normalized interest rate environment, which we believe will help with our efforts to improve earnings over the next several months."

Community completed two mergers of its own effective April 1, 2007, and the results for the second quarter of 2007 reflect the combined results of both BUCS Financial Corp (BUCS) and East Prospect State Bank (East Prospect). BUCS' four branches, located primarily in central Maryland, and East Prospect's single banking office in York County, have provided an important market extension into the desirable, adjacent Maryland market and bolstered Community's position in the vibrant York County, Pennsylvania, market. With the completion of the two mergers, Community's operating footprint boasts assets of $3.8 billion and 81 banking offices that extend throughout the center of Pennsylvania from the Pocono region into suburban Baltimore, Maryland. Community Banks, Inc., is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in its capital city of Harrisburg.

Comparisons of operating performance in the second quarter are slightly distorted by the impact of the two mergers that occurred on April 1, 2007. However, a number of performance metrics serve to illustrate the more favorable operating results in the second quarter. Net interest margin, a primary driver of net interest income performance, remained stable at 3.72% despite the presence of a flat yield curve through most of the period. At the same time, non-interest income as a percent of total income improved to 26.8% compared to 24.9% in the first quarter of 2007 as Community continues its efforts to expand other sources of revenue. The efficiency ratio, which expresses non-interest expenses as a percent of total revenues, remained below 60%, at 58.2%, and served to illustrate Community's ongoing efforts to keep operating expenses in line with revenue performance. Loan, total asset and deposit growth were all in the 11% to 12% range, though approximately half of the growth was attributed to the additional loans, assets and deposits brought on in the mergers. Nonetheless core growth in each of these categories was in the 5% to 6% range.

Community experienced increases in the level of non-accrual loans, which grew from $12.5 million at December 31, 2006 to $19.0 million at June 30, 2007. Nearly one-half of the increase related to two seasoned credits which have been monitored over the past year. These loans are deemed to be adequately secured by underlying real estate collateral. A portion of the remaining increase was related to the absorption of the merged banks into Community's stringent loan classification process.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Consolidated Summary of Operations:				
Interest income	$ 56,703	$ 48,938	$ 108,942	$ 95,827
Interest expense	28,124	21,931	54,096	41,956
Net interest income	28,579	27,007	54,846	53,871
Provision for loan losses	700	650	2,000	1,150
Net interest income after provision for loan losses	27,879	26,357	52,846	52,721
Non-interest income:				
Investment management and trust services	1,603	1,088	3,048	2,101
Service charges on deposit accounts	4,677	2,855	7,673	5,386
Other service charges, commissions, and fees	2,257	1,903	4,285	3,603
Investment security gains (losses)	---	6	(4,388)	289
Trading activities losses	(34)	---	(34)	---
Insurance premium income and commissions	1,063	1,117	2,239	2,045
Mortgage banking activities	694	580	1,242	1,048
Earnings on investment in life insurance	756	675	1,444	1,331
Other	232	319	823	1,124
Total non-interest income	11,248	8,543	16,332	16,927
Non-interest expenses:				
Salaries and employee benefits	13,069	11,251	25,078	22,669
Net occupancy and equipment expense	3,980	3,386	7,774	6,898
ATM user fees	774	556	1,387	839
Marketing expense	552	265	1,057	840
Telecommunications expense	612	566	1,137	1,117
Amortization of intangibles	811	702	1,472	1,356
Other	4,693	3,972	8,727	7,512
Total non-interest expenses	24,491	20,698	46,632	41,231
Income before income taxes	14,636	14,202	22,546	28,417
Income taxes	3,686	3,698	5,009	7,344
Net income	$ 10,950	$ 10,504	$ 17,537	$ 21,073
Net loan charge-offs	$ 1,389	$ 172	1,936	$ 327
Net interest margin (FTE)	3.72%	3.94%	3.73%	3.96%
Efficiency ratio [2]	58.17%	56.18%	58.24%	56.07%
Return on average assets	1.15%	1.24%	0.96%	1.25%
Return on average stockholders' equity	8.41%	8.95%	7.01%	8.95%
Net operating (tangible) income [3]	$ 11,478	$ 10,960	$ 18,493	$ 21,954
Operating return on average tangible assets [3][4]	1.31%	1.40%	1.09%	1.42%
Operating return on average tangible equity [3][4]	18.72%	20.59%	15.69%	20.35%
Consolidated Per Share Data:				
Basic earnings per share	$ 0.44	$ 0.44	$ 0.73	$ 0.88
Diluted earnings per share	$ 0.44	$ 0.44	$ 0.72	$ 0.88
Book value at end of period	$ 20.85	$ 19.86	$ 20.85	$ 19.86
Tangible book value at end of period [4]	$ 9.66	$ 8.91	$ 9.66	$ 8.91

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

Consolidated Balance Sheet Data:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Average total loans	$ 2,574,074	$ 2,312,900	2,489,770	2,301,503
Average earning assets	3,324,514	2,944,353	3,211,794	2,941,569
Average assets	3,805,794	3,391,908	3,675,714	3,387,583
Average tangible assets [4]	3,526,844	3,132,905	3,406,643	3,128,736
Average deposits	2,660,111	2,381,141	2,561,673	2,341,738
Average stockholders' equity	522,409	470,695	504,767	474,580
Average tangible equity [4]	245,927	213,528	237,705	217,518
Average diluted shares outstanding	24,962,130	23,858,269	24,349,576	24,028,229

	June 30, 2007	December 31, 2006	June 30, 2006	6/30/2007 vs. 6/30/2006 % Change
Assets	$ 3,750,844	$ 3,496,370	$ 3,385,599	11%
Total loans	2,567,638	2,370,889	2,344,677	10%
Deposits	2,608,164	2,513,182	2,406,551	8%
Stockholders' equity	517,193	486,161	465,760	11%
Common shares outstanding	24,805,534	23,519,041	23,455,475	6%
Non-accrual loans	$ 19,032	$ 12,545	$ 11,492	66%
Loans renegotiated with borrowers	665	---	108	516%
Foreclosed real estate	2,122	37	108	NM
Total non-performing assets	21,819	12,582	11,708	86%
Accruing loans 90 days past due	64	659	621	(90)%
Total risk elements	$ 21,883	$ 13,241	$ 12,329	77%
Allowance for loan losses	$ 25,010	$ 23,626	$ 23,788	5%

Asset Quality Ratios:

Allowance for loan losses to total loans	0.97%	1.00%	1.01%	
Allowance for loan losses to non-accrual loans	131%	188%	207%	
Non-accrual loans to total loans	0.74%	0.53%	0.49%	
Non-performing assets to total assets	0.58%	0.36%	0.35%	

[1] Per share data reflect stock splits and stock dividends.

[2] The efficiency ratio does not include net securities transactions.

[3] Net operating (tangible) income excludes amortization of core deposit and other intangible assets, net of applicable income tax effects. A reconciliation of net income and net operating (tangible) income appears on page 5.

[4] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 5.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data)

Reconciliation of GAAP to Non-GAAP Measures [1]:

	Three Months Ended June 30,				Six Months Ended June 30,			
		2007		2006		2007		2006
Income statement data:								
Net income								
Net income	$	10,950	$	10,504	$	17,537	$	21,073
Amortization of core deposit and other intangible assets [1]		528		456		956		881
Net operating (tangible) income	$	11,478	$	10,960	$	18,493	$	21,954
Balance sheet data:								
Average assets								
Average assets	$	3,805,794	$	3,391,908	$	3,675,714	$	3,387,583
Goodwill		(263,694)		(245,749)		(255,095)		(245,265)
Core deposit and other intangible assets		(15,256)		(13,254)		(13,976)		(13,582)
Average tangible assets	$	3,526,844	$	3,132,905	$	3,406,643	$	3,128,736
Operating return on average tangible assets		1.31%		1.40%		1.09%		1.42%
Average equity								
Average equity	$	522,409	$	470,695	$	504,767	$	474,580
Goodwill		(263,694)		(245,749)		(255,095)		(245,265)
Core deposit and other intangible assets		(15,256)		(13,254)		(13,976)		(13,582)
Deferred taxes		2,468		1,836		2,009		1,785
Average tangible equity	$	245,927	$	213,528	$	237,705	$	217,518
Operating return on average tangible equity		18.72%		20.59%		15.69%		20.35%
At end of quarter:								
Total assets								
Total assets	$	3,750,844	$	3,385,599	$	3,750,844	$	3,385,599
Goodwill		(265,129)		(245,056)		(265,129)		(245,056)
Core deposit and other intangible assets		(14,834)		(13,550)		(14,834)		(13,550)
Total tangible assets	$	3,470,881	$	3,126,993	$	3,470,881	$	3,126,993
Total equity								
Total equity	$	517,193	$	465,760	$	517,193	$	465,760
Goodwill		(265,129)		(245,056)		(265,129)		(245,056)
Core deposit and other intangible assets		(14,834)		(13,550)		(14,834)		(13,550)
Deferred taxes		2,403		1,800		2,403		1,800
Total tangible equity	$	239,633	$	208,954	$	239,633	$	208,954
Tangible book value at end of period	$	9.66	$	8.91	$	9.66	$	8.91

[1] Net of related tax effect

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – June 30, 2007

KEY RATIOS [1]

	2007		2006			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Annual
Diluted earnings per share	$ 0.44	$ 0.28	$ 0.40	$ 0.45	$ 0.44	$ 1.72
Tangible operating earnings per share [1]	$ 0.46	$ 0.30	$ 0.41	$ 0.46	$ 0.46	$ 1.79
Return on average assets	1.15%	0.75%	1.08%	1.24%	1.24%	1.21%
Return on average equity	8.41%	5.49%	7.74%	8.88%	8.95%	8.63%
Operating return on average tangible assets [2]	1.31%	0.87%	1.22%	1.39%	1.40%	1.36%
Operating return on average tangible equity [2]	18.72%	12.40%	17.37%	20.31%	20.59%	19.57%
Net interest margin	3.72%	3.73%	3.71%	3.90%	3.94%	3.88%
Non-interest income/revenues (FTE excluding security gains)	26.80%	24.93%	23.83%	23.40%	22.76%	22.99%
Provision for loan losses/average loans (annualized)	0.11%	0.22%	0.11%	0.04%	0.11%	0.09%
Efficiency ratio [4]	58.17%	58.32%	60.97%	56.25%	56.18%	57.33%
Non-performing assets to period-end loans	0.85%	0.65%	0.53%	0.50%	0.50%	
90 day past due loans to period-end loans	0.00%	0.00%	0.03%	0.03%	0.03%	
Total risk elements to period-end loans	0.85%	0.65%	0.56%	0.53%	0.53%	
Allowance for loan losses to loans	0.97%	1.00%	1.00%	1.02%	1.01%	1.00%
Allowance for loan losses to non-accrual loans	131%	155%	188%	207%	207%	188%
Net charge-offs/average loans (annualized)	0.22%	0.09%	0.18%	0.00%	0.03%	0.06%
Equity to assets	13.79%	13.52%	13.90%	13.98%	13.76%	13.90%
Tangible equity to assets [3]	6.90%	6.92%	7.05%	6.99%	6.68%	7.05%

[1] Per share data reflect stock splits and stock dividends.

[2] Net tangible operating income excludes amortization of core deposit and other intangible assets, and merger, conversion and restructuring expenses, net of applicable income tax effects. A reconciliation of net income and net tangible operating income appears on page 19.

[3] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 19.

[4] The efficiency ratio does not include net securities transactions.

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - June 30, 2007

PER SHARE STATISTICS *

Diluted Earnings (Loss) per Share

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Total	
2007					$	0.44	$	0.28	$	0.72
2006	$	0.40	$	0.45	$	0.44	$	0.44	$	1.72
2005	$	0.45	$	0.42	$	(0.09)	$	0.42	$	1.35

Average Diluted Shares Outstanding

(in thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Average for Year
2007			24,962	23,683	24,350
2006	23,728	23,663	23,858	24,189	23,918
2005	24,421	24,750	13,240	13,192	18,975

Book Value per Share

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
2007					$	20.85	$	20.83
2006	$	20.67	$	20.43	$	19.86	$	19.96
2005	$	19.81	$	19.83	$	11.82	$	11.74

Tangible Book Value per Share

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
2007					$	9.66	$	9.91
2006	$	9.71	$	9.45	$	8.91	$	9.19
2005	$	9.12	$	9.26	$	11.43	$	11.35

 * Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – JUNE 30, 2007

QUARTER END INFORMATION

(dollars in thousands)	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Total loans	$ 2,567,638	$ 2,442,318	$ 2,370,889	$ 2,348,159	$ 2,344,677
Allowance for loan losses	(25,010)	(24,379)	(23,626)	(24,034)	(23,788)
Loans, net	2,542,628	2,417,939	2,347,263	2,324,125	2,320,889
Earning assets	3,249,928	3,153,614	3,033,585	2,971,391	2,922,356
Goodwill and other intangible assets	279,963	258,812	259,406	259,505	258,606
Total assets	3,750,844	3,627,739	3,496,370	3,431,208	3,385,599
Deposits	2,608,164	2,529,187	2,513,182	2,483,519	2,406,551
Long-term debt	455,104	438,196	315,079	336,954	363,816
Subordinated debt	75,260	72,167	51,548	51,548	51,548
Total shareholder's equity	517,193	490,564	486,161	479,584	465,760
Accumulated other comprehensive income (loss) (net of tax)	(8,300)	650	(1,806)	(2,670)	(10,107)

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – JUNE 30, 2007

CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

(dollars in thousands)	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Assets					
Earning Assets:					
Loans	$ 2,574,074	$ 2,404,530	$ 2,353,774	$ 2,339,352	$ 2,312,900
Federal funds sold and other	79,230	10,701	37,059	29,324	53,872
Investment securities	671,210	682,592	610,312	566,772	577,581
Total earning assets	3,324,514	3,097,823	3,001,145	2,935,448	2,944,353
Cash and due from banks	60,873	55,542	62,318	62,636	59,461
Allowance for loan losses	(25,985)	(24,022)	(24,102)	(24,385)	(23,882)
Goodwill and other intangible assets	278,950	259,083	259,373	259,023	259,003
Premises, equipment and other assets	167,442	155,763	153,361	153,183	152,973
Total assets	$ 3,805,794	$ 3,544,189	$ 3,452,095	$ 3,385,905	$ 3,391,908
Liabilities and equity					
Interest-bearing liabilities:					
Deposits					
Savings and NOW accounts	$ 942,150	$ 858,469	$ 876,404	$ 873,670	$ 820,265
Time	1,030,564	994,824	1,010,249	984,415	981,371
Time deposits greater than $100,000	324,099	268,268	267,747	235,264	228,931
Short-term borrowings	65,019	124,985	77,910	60,680	57,903
Long-term debt	456,769	391,196	318,078	340,162	405,705
Subordinated debt	75,260	56,817	51,548	51,548	51,548
Total interest-bearing liabilities	2,893,861	2,694,559	2,601,936	2,545,739	2,545,723
Non-interest bearing deposits	363,298	340,580	342,766	344,708	350,574
Other liabilities	26,226	22,122	25,659	23,547	24,916
Total liabilities	3,283,385	3,057,261	2,970,361	2,913,994	2,921,213
Stockholders' equity	522,409	486,928	481,734	471,911	470,695
Total liabilities and stockholders' equity	$ 3,805,794	$ 3,544,189	$ 3,452,095	$ 3,385,905	$ 3,391,908

CHANGE IN AVERAGE BALANCES*

	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Loans	11.3%	5.0%	6.9%	9.3%	82.8%
Total assets	12.2%	4.8%	4.2%	2.1%	66.1%
Deposits	11.7%	7.0%	10.4%	8.4%	72.2%
Stockholders' equity	11.0%	1.8%	1.3%	(1.9)%	205.9%

* Compares the current quarter to the comparable quarter of the prior year

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – JUNE 30, 2007

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)	2007		2006			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Annual
Interest income	$ 56,703	$ 52,239	$ 51,364	$ 50,443	$ 48,938	$ 197,634
Tax equivalent adjustment	2,234	2,253	1,998	1,916	1,910	7,802
	58,937	54,492	53,362	52,359	50,848	205,436
Interest expense	28,124	25,972	25,273	23,505	21,931	90,734
Net interest income	30,813	28,520	28,089	28,854	28,917	114,702
Provision for loan losses	700	1,300	650	250	650	2,050
Net interest income after provision	30,113	27,220	27,439	28,604	28,267	112,652
Non-interest income	10,554	8,924	8,194	8,279	7,957	32,063
Investment security gains (losses)	---	(4,388)	415	28	6	732
Mortgage banking activities income	694	548	591	533	580	2,172
Non-interest expenses	24,491	22,141	22,482	21,172	20,698	84,885
Income before income taxes	16,870	10,163	14,157	16,272	16,112	62,734
Income taxes	3,686	1,323	2,759	3,798	3,698	13,901
Tax equivalent adjustment	2,234	2,253	1,998	1,916	1,910	7,802
NET INCOME	$ 10,950	$ 6,587	$ 9,400	$ 10,558	$ 10,504	$ 41,031
Tax effect of security transactions	$ ---	$ (1,536)	$ 145	$ 10	$ 2	$ 256

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - JUNE 30, 2007

ANALYSIS OF NON-INTEREST INCOME

(dollars in thousands)	2007		2006			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Annual
Investment management and trust services	$ 1,603	$ 1,445	$ 1,325	$ 968	$ 1,088	$ 4,394
Service charges on deposit accounts	4,677	2,996	3,084	3,037	2,855	11,507
Other service charges, commissions and fees	2,257	2,028	1,852	1,817	1,903	7,272
Insurance premium income and commissions	1,063	1,176	1,022	1,053	1,117	4,120
Earnings on investment in life insurance	756	688	715	679	675	2,725
Trading activities loss	(34)	---	---	---	---	---
Other income	232	591	196	725	319	2,045
Total non-interest income	$ 10,554	$ 8,924	$ 8,194	$ 8,279	$ 7,957	$ 32,063

ANALYSIS OF NON-INTEREST EXPENSES

(dollars in thousands)	2007		2006			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Annual
Salaries and employee benefits	$ 13,069	$ 12,009	$ 12,154	$ 11,611	$ 11,251	$ 46,434
Net occupancy and equipment expense	3,980	3,794	3,767	3,452	3,386	14,117
ATM user fees	774	613	530	553	556	1,922
Marketing expense	552	505	558	354	265	1,752
Telecommunications expense	612	525	584	542	566	2,243
Amortization of intangibles	811	661	624	659	702	2,639
Other operating expenses	4,693	4,034	4,265	4,001	3,972	15,778
Total non-interest expenses	$ 24,491	$ 22,141	$ 22,482	$ 21,172	$ 20,698	$ 84,885

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – JUNE 30, 2007

RISK ELEMENTS ANALYSIS

(dollars in thousands)	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Non-performing assets:					
Non-accrual loans	$ 19,032	$ 15,715	$ 12,545	$ 11,626	$ 11,492
Loans renegotiated with borrowers	665	---	---	---	108
Foreclosed real estate	2,122	61	37	52	108
Total non-performing assets	21,819	15,776	12,582	11,678	11,708
Accruing loans 90 days or more past due	64	101	659	685	621
Total risk elements	$ 21,883	$ 15,877	$ 13,241	$ 12,363	$ 12,329
Non-performing assets to period-end loans	0.85%	0.65%	0.53%	0.50%	0.50%
90 day past due loans to period-end loans	0.00%	0.00%	0.03%	0.03%	0.03%
Total risk elements to period-end loans	0.85%	0.65%	0.56%	0.53%	0.53%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - JUNE 30, 2007

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Balance at beginning of period	$ 24,379	$ 23,626	$ 24,034	$ 23,788	$ 23,310
Loans charged off	(1,564)	(660)	(1,136)	(499)	(342)
Recoveries	175	113	78	495	170
Net loans charged off	(1,389)	(547)	(1,058)	(4)	(172)
Provision for loan losses	700	1,300	650	250	650
Allowance established for acquired credit risk	1,320	---	---	---	---
Balance at end of period	$ 25,010	$ 24,379	$ 23,626	$ 24,034	$ 23,788
Net loans charged-off to average loans*	0.22%	0.09%	0.18%	0.00%	0.03%
Provision for loan losses to average loans*	0.11%	0.22%	0.11%	0.04%	0.11%
Allowance for loan losses to loans	0.97%	1.00%	1.00%	1.02%	1.01%

*Annualized

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - JUNE 30, 2007

OTHER RATIOS

	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Investment portfolio – fair value to amortized cost	98.6%	100.6%	100.0%	99.9%	97.9%
Dividend payout ratio	47.6%	75.1%	50.0%	44.4%	45.1%
Net loans to deposits ratio, average	95.8%	96.7%	93.3%	95.0%	96.1%

MARKET PRICE AND DIVIDENDS DECLARED *

	Closing Bid Price Range		Dividends
Year / Quarter	High	Low	Declared
2007			
First	$ 28.11	$ 22.96	$ 0.2100
Second	$ 34.39	$ 22.82	$ 0.2100
Third			
Fourth			
			$ 0.4200
2006			
First	$ 27.85	$ 25.67	$ 0.1905
Second	$ 27.39	$ 24.38	$ 0.2000
Third	$ 27.29	$ 24.58	$ 0.2000
Fourth	$ 28.48	$ 25.74	$ 0.2000
			$ 0.7905
2005			
First	$ 27.15	$ 22.57	$ 0.1619
Second	$ 25.24	$ 21.94	$ 0.1810
Third	$ 27.48	$ 25.39	$ 0.1810
Fourth	$ 28.42	$ 23.90	$ 0.1905
			$ 0.7144

* Per share data reflect stock splits and dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight - JUNE 30, 2007

NET INTEREST MARGIN - YEAR-TO-DATE

(dollars in thousands)	June 30, 2007			June 30, 2006		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 45,155	$ 1,177	5.26%	$ 44,431	$ 1,036	4.70%
Investment securities	676,869	20,647	6.15%	595,635	17,523	5.93%
Loans - commercial	933,845	36,759	7.94%	817,901	31,161	7.68%
- commercial real estate	805,799	28,673	7.18%	808,350	27,931	6.97%
- residential real estate	164,696	5,183	6.35%	151,960	4,569	6.06%
- consumer	585,430	20,990	7.23%	523,292	17,495	6.74%
Total earning assets	$ 3,211,794	$ 113,429	7.12%	$ 2,941,569	$ 99,715	6.84%
Deposits - savings and NOW accounts	$ 900,540	$ 10,486	2.35%	$ 823,485	$ 7,394	1.81%
- time	1,309,130	29,119	4.49%	1,156,211	21,811	3.80%
Short-term borrowings	94,836	2,321	4.94%	63,184	1,341	4.28%
Long-term debt	424,164	9,801	4.66%	436,188	9,675	4.47%
Subordinated debt	66,090	2,369	7.23%	48,130	1,735	7.27%
Total interest-bearing liabilities	$ 2,794,760	$ 54,096	3.90%	$ 2,527,198	$ 41,956	3.35%
Interest income to earning assets			7.12%			6.84%
Interest expense to paying liabilities			3.90%			3.35%
Interest spread			3.22%			3.49%
Impact of non-interest funds			0.51%			0.47%
Net interest margin		$ 59,333	3.73%		$ 57,759	3.96%

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight - JUNE 30, 2007

NET INTEREST MARGIN - QUARTER-TO-DATE

(dollars in thousands)	June 30, 2007			June 30, 2006		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 79,230	$ 1,042	5.28%	$ 53,872	$ 643	4.79%
Investment securities	671,210	10,438	6.24%	577,581	8,622	5.99%
Loans - commercial	972,907	18,967	7.82%	827,586	16,016	7.76%
- commercial real estate	800,711	14,499	7.26%	817,099	14,326	7.03%
- residential real estate	177,820	2,786	6.28%	150,653	2,272	6.05%
- consumer	622,636	11,205	7.22%	517,562	8,969	6.95%
Total earning assets	$ 3,324,514	$ 58,937	7.11%	$ 2,944,353	$ 50,848	6.93%
Deposits - savings and NOW accounts	$ 942,150	$ 5,651	2.41%	$ 820,265	$ 3,893	1.90%
- time	1,354,663	15,068	4.46%	1,210,302	11,891	3.94%
Short-term borrowings	65,019	757	4.67%	57,903	645	4.47%
Long-term debt	456,769	5,301	4.65%	405,705	4,564	4.51%
Subordinated debt	75,260	1,347	7.18%	51,548	938	7.30%
Total interest-bearing liabilities	$ 2,893,861	$ 28,124	3.90%	$ 2,545,723	$ 21,931	3.46%
Interest income to earning assets			7.11%			6.93%
Interest expense to paying liabilities			3.90%			3.46%
Interest spread			3.21%			3.47%
Impact of non-interest funds			0.51%			0.47%
Net interest margin		$ 30,813	3.72%		$ 28,917	3.94%

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – JUNE 30, 2007

NET INTEREST MARGIN - QUARTER-TO-DATE

(dollars in thousands)	June 30, 2007			March 31, 2007		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 79,230	$ 1,042	5.28%	$ 10,701	$ 135	5.12%
Investment securities	671,210	10,438	6.24%	682,592	10,209	6.07%
Loans - commercial	972,907	18,967	7.82%	895,114	17,792	8.06%
- commercial real estate	800,711	14,499	7.26%	810,424	14,174	7.09%
- residential real estate	177,820	2,786	6.28%	151,141	2,397	6.43%
- consumer	622,636	11,205	7.22%	547,851	9,785	7.24%
Total earning assets	$ 3,324,514	$ 58,937	7.11%	$ 3,097,823	$ 54,492	7.13%
Deposits - savings and NOW accounts	$ 942,150	$ 5,651	2.41%	$ 858,469	$ 4,835	2.28%
- time	1,354,663	15,068	4.46%	1,263,092	14,051	4.51%
Short-term borrowings	65,019	757	4.67%	124,985	1,564	5.07%
Long-term debt	456,769	5,301	4.65%	391,196	4,500	4.67%
Subordinated debt	75,260	1,347	7.18%	56,817	1,022	7.29%
Total interest-bearing liabilities	$ 2,893,861	$ 28,124	3.90%	$ 2,694,559	$ 25,972	3.91%
Interest income to earning assets			7.11%			7.13%
Interest expense to paying liabilities			3.90%			3.91%
Interest spread			3.21%			3.22%
Impact of non-interest funds			0.51%			0.51%
Net interest margin		$ 30,813	3.72%		$ 28,520	3.73%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - JUNE 30, 2007

PERIOD-END LOAN PORTFOLIO ANALYSIS

(dollars in thousands)	2007		2006		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Commercial:					
Commercial	$ 860,868	$ 824,301	$ 763,800	$ 757,714	$ 763,637
Obligations of political subdivisions	100,338	101,090	101,555	79,028	76,408
Total commercial	961,206	925,391	865,355	836,742	840,045
Commercial real estate:					
Commercial mortgages	$ 802,922	$ 804,652	$ 815,028	$ 820,619	$ 834,345
Residential real estate:					
Residential mortgages	$ 169,890	$ 145,719	$ 141,826	$ 144,047	$ 144,590
Construction	7,648	6,730	7,290	6,918	5,770
Total residential real estate	177,538	152,449	149,116	150,965	150,360
Consumer:					
Home equity loans	$ 358,949	$ 331,418	$ 322,712	$ 308,173	$ 282,777
Home equity lines of credit	104,586	90,675	92,163	96,608	103,216
Indirect consumer loans	74,687	69,097	65,699	66,126	67,786
Other consumer loans	87,750	68,636	60,816	68,926	66,148
Total consumer	625,972	559,826	541,390	539,833	519,927
Total loans	$ 2,567,638	$ 2,442,318	$ 2,370,889	$ 2,348,159	$ 2,344,677

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - JUNE 30, 2007

Reconciliation of GAAP to Non-GAAP Measures:

(in thousands, except per share data)	2007		2006			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	Annual
Income statement data:						
Net income						
Net income	$ 10,950	$ 6,587	$ 9,400	$ 10,558	$ 10,504	$ 41,031
Amortization of core deposit and other intangible assets [(1)]	528	429	406	428	456	1,715
Net operating (tangible) income	**$ 11,478**	**$ 7,016**	**$ 9,806**	**$ 10,986**	**$ 10,960**	**$ 42,746**
Earnings per share						
Diluted earnings per common share	$ 0.44	$ 0.28	$ 0.40	$ 0.45	$ 0.44	$ 1.72
Amortization of core deposit and other intangible assets [(1)]	0.02	0.02	0.01	0.01	0.02	0.07
Diluted operating (tangible) earnings per share	**$ 0.46**	**$ 0.30**	**$ 0.41**	**$ 0.46**	**$ 0.46**	**$ 1.79**
Balance sheet data:						
Average assets						
Average assets	$ 3,805,794	$ 3,544,189	$ 3,452,095	$ 3,385,905	$ 3,391,908	$3,403,421
Goodwill	(263,694)	(246,400)	(246,287)	(245,794)	(245,749)	(245,652)
Core deposit and other intangible assets	(15,256)	(12,683)	(13,086)	(13,229)	(13,254)	(13,369)
Average tangible assets	$ 3,526,844	$ 3,285,106	$ 3,192,722	$ 3,126,882	$ 3,132,905	$3,144,400
Operating return on average tangible assets	**1.31%**	**0.87%**	**1.22%**	**1.39%**	**1.40%**	**1.36%**
Average equity						
Average equity	$ 522,409	$ 486,928	$ 481,734	$ 471,911	$ 470,695	$ 475,710
Goodwill	(263,694)	(246,400)	(246,287)	(245,794)	(245,749)	(245,652)
Core deposit and other intangible assets	(15,256)	(12,683)	(13,086)	(13,229)	(13,254)	(13,368)
Deferred taxes	2,468	1,547	1,652	1,755	1,836	1,744
Average tangible equity	$ 245,927	$ 229,392	$ 224,013	$ 214,643	$ 213,528	$ 218,434
Operating return on average tangible equity	**18.72%**	**12.40%**	**17.37%**	**20.31%**	**20.59%**	**19.57%**
At end of quarter:						
Total assets						
Total assets	$ 3,750,844	$ 3,627,739	$ 3,496,370	$ 3,431,208	$ 3,385,599	$3,496,370
Goodwill	(265,129)	(246,449)	(246,383)	(245,864)	(245,056)	(246,383)
Core deposit and other intangible assets	(14,834)	(12,363)	(13,023)	(13,641)	(13,550)	(13,023)
Total tangible assets	$ 3,470,881	$ 3,368,927	$ 3,236,964	$ 3,171,703	$ 3,126,993	$3,236,964
Total equity						
Total equity	$ 517,193	$ 490,564	$ 486,161	$ 479,584	$ 465,760	$ 486,161
Goodwill	(265,129)	(246,449)	(246,383)	(245,864)	(245,056)	(246,383)
Core deposit and other intangible assets	(14,834)	(12,363)	(13,023)	(13,641)	(13,550)	(13,023)
Deferred taxes	2,403	1,482	1,591	1,698	1,800	1,591
Total tangible equity	$ 239,633	$ 233,234	$ 228,346	$ 221,777	$ 208,954	$ 228,346
Tangible book value at end of period	**$ 9.68**	**$ 9.91**	**$ 9.71**	**$ 9.45**	**$ 8.91**	**$ 9.71**
Tangible equity to assets	**6.90%**	**6.92%**	**7.05%**	**6.99%**	**6.68%**	**7.05%**

[(1)] Net of related tax effect